Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

97.02% Gold Recovery from Metallurgical Leach Tests

Heap Leach Project Moves Forward

Vancouver, BC – November 1, 2010: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) today announced that it has completed Phase 2 of its Column Leach Test Program on the ‘Oxide Gold Resource’ at its 100% owned Molejon gold mine.

Results show gold recoveries range between 72.43% and 97.02% from the on-site column tests completed on the Oxide Gold Resource samples.

As announced January 4, 2010, the Company has been working with METCON Research, an affiliate of KD Engineering, on the metallurgical evaluation of its Oxide Gold Resource. Working in conjunction with the Company’s mine site personnel, METCON Research has been supervising this metallurgical test program.

Highlights of the results from the Oxide Samples:

1.	Crush size of 80% passing 3 inch achieved a gold extraction of 96.81 percent for the QZBX (Quartz Breccia) composite sample. Corresponding Sodium Cyanide (NaCN) and Calcium Oxide (CaO) consumption was 0.21 kg/t and 0.93 kg/t respectively.

2.	Crush size of 80% passing 3/4 inch achieved a gold extraction of 97.02 percent for the 50% QZBX/50% Andesite composite sample. Corresponding Sodium Cyanide (NaCN) and Calcium Oxide (CaO) consumption was 0.44 kg/t and 1.57 kg/t respectively.

3.	Crush size of 80% passing 3 inch achieved a gold extraction of 92.40 percent for the 50% QZBX/50% FQPO (Feldspar Quartz Porphyry) composite sample. Corresponding Sodium Cyanide (NaCN) and Calcium Oxide (CaO) consumption was 0.14 kg/t and 5.07 kg/t respectively.

4.	Crush size of 100% passing 2 inch achieved a gold extraction of 94.97 percent for the Andesite composite sample. Corresponding Sodium Cyanide (NaCN) and Calcium Oxide (CaO) consumption was 0.34 kg/t and 1.89 kg/t respectively.

5.	Crush size of 100% passing 2 inch achieved a gold extraction of 86.20 percent for the Saprolite composite sample. Corresponding Sodium Cyanide (NaCN) and Calcium Oxide (CaO) consumption was 0.23 kg/t and 2.44 kg/t respectively.

Summary of Metallurgical Highlights
Composite Identification	Indicated Gold Recovery (%)
Quartz Breccia	96.81
Quartz Breccia (50%) & Andesite (50%)	97.02
Quartz Breccia (50%) & FQPO (50%)	92.40
Andesite	94.97
Saprolite	86.20

The results summarized above have validated the initial metallurgical tests completed by METCON Research in their Tucson laboratory earlier this year and now confirm that the Oxide Gold Resources at the Molejon Gold Deposit are amenable to commercial extraction utilizing the heap leach process.

Richard Fifer, the Company’s Executive Chairman, remarked that, “These results confirm our internal evaluation of both the importance and the added value that these oxide resources bring to Petaquilla and our shareholders. We have been working diligently on this project internally and with METCON Research for the past 24 months and these results will now move us into the final engineering, design and construction of the Heap Leach Project, which is designed to complement our mill production”.

Phase 3 of the Heap Leach Project comprising final engineering and design has already commenced and is planned to be completed by February 2011. Construction of the associated infrastructure is planned to commence February 2011 and continue to June 2011 to take advantage of the traditional dry season in Panama.

These positive results now make available for further evaluation additional National Instrument 43-101 compliant resources of 96.7Mt at 0.21 g/t Au for a total of 641,976 gold ounces (Measured and Indicated categories at 0.1 g/t cut-off) and additionally 95.7Mt at 0.16 g/t Au for a total of 495,885 gold ounces (Inferred category at a 0.1 g/t cut-off) at the Company’s Molejon and nearby satellite projects. These resources are in addition to the National Instrument 43-101 compliant resources of 28.3Mt at 1.0 g/t Au for a total of 911,023 gold ounces (Measured and Indicated category at 0.3 g/t cut-off) within the Molejon Gold Deposit.

In conjunction with moving the Heap Leach Project forward into the final engineering and design stage, the Company is continuing its program of updating its global resources estimate. As announced October 25, 2010, this updated estimate is planned to be released in the first calendar quarter of 2011.

Mr. Rodrigo R. Carneiro, P. Eng., Director of METCON Research & Process Engineering of KD Engineering & METCON Research of Tucson, Arizona, is an independent Qualified Person as defined by National Instrument 43-101. Mr. Carneiro supervised the metallurgical testing and verified the relevant data and technical information contained in this news release.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2,200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

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THE INFORMATION CONTAINED HEREIN.